UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: August 4, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom appoints Kjell Morten Johnsen as Head of Major Markets

Amsterdam (4 August 2016) - VimpelCom Ltd. (NASDAQ: VIP), the leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 200 million customers, today announced that it has appointed Kjell Morten Johnsen as Head of Major Markets.

In this new role, Kjell will be a member of the Group’s Executive Committee, responsible for VimpelCom’s businesses in Russia and Italy, and will report to Chief Executive Officer, Jean-Yves Charlier. The appointment marks another milestone in building a world-class management team to lead the transformation of VimpelCom.

Commenting on the appointment, Jean-Yves Charlier said: “As VimpelCom accelerates its transformation, the continued strengthening of our management team is an essential foundation of building a world-class business. Russia and Italy are two major markets for our Group and Kjell brings the leadership and experience to drive the transformation of these businesses and implement our digital strategy. Kjell’s expertise in Russia and European markets as well as experience at VimpelCom as a former member of the Supervisory Board will be of significant benefit to the Group.”

“I look forward to joining VimpelCom’s transformation journey and aim to drive significant improvements in our Russian and Italian businesses, based on our digital agenda and radical simplification of the way we deliver our services. Our joint venture in Italy represents a tremendous opportunity for VimpelCom, as we create a new, strong and efficient operator with a leading position in the Italian market, supporting the country’s digital ambitions,” said Kjell Morten Johnsen.

Kjell has extensive international expertise in senior roles across a variety of industries, with responsibility for markets such as Russia, Scandinavia, and Central and Eastern Europe. Kjell joins VimpelCom from Telenor, where he was head of Telenor Europe with previous roles as CEO of Telenor Serbia as well as Senior Vice President and Head of Telenor Russia, Telenor Central & Eastern Europe. He was also a member of VimpelCom Ltd’s Supervisory Board from 2011 until 2015 and PJSC’s Board of Directors from 2007 to 2013. Prior to entering the telecommunications industry in 2000, Kjell worked for Norsk Hydro in France and Ukraine, and Scandsea International in Norway and Russia. He is Norwegian and has an MBA from the Norwegian School of Economics and Business Administration. He attended the University of Oslo, Norwegian School of Management, and Nord University Business School.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel” brands. Follow us on Twitter@VimpelCom, visit our blog @ blog.vimpelcom.com or website @http://www.vimpelcom.com.

Contact information

Media and Public Relations VimpelCom Ltd. Neil Moorhouse pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Investor Relations VimpelCom Ltd. Bart Morselt ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)